

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 11, 2022

Chong Chan Teo
Chief Executive Officer
Treasure Global Inc.
276 5th Avenue, Suite 704 #739
New York, New York 10001

> **Re: Treasure Global Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted on March 23, 2022**
> **CIK No. 0001905956**

Dear Mr. Teo:

We have reviewed your amended draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to our comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1

Capitalization, page 42

1. We note your response to comment 5. Please revise your capitalization table to only show accounts related to indebtedness and stockholders' deficit. In addition, revise the pro forma column to include the issuances of shares related to the conversions of debt and anti-dilution agreements.

       You may contact Abe Friedman at 202-551-8298 or Joel parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Jennifer López Molina at 202-551-3792 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services